CUSIP No. 754438109                                                 Page 1 of 18


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             RAVENSWOOD WINERY, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    754438109
                                 (CUSIP Number)

                            Christopher E. Nordquist
                             WR Hambrecht & Co. LLC
                                 550 15th Street
                             San Francisco, CA 94107
                                 (415) 551-8657

                       (Name, Address and Telephone Number of Person
                     Authorized to Receive Notices and Communications)

                                     5/25/99

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


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

CUSIP No. 754438109                                                Page  2 of 18
                                 SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------

1               NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                WR Hambrecht & Co. LLC
                943289837
-----------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (X)
                                                                                    (b) ( )
-----------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS (SEE INSTRUCTIONS)

                WC
-----------------------------------------------------------------------------------------------------------
5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

-----------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
-----------------------------------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              None
OWNED BY EACH
REPORTING
PERSON WITH
                --------------------------------------------------------------------------------------------
                8         SHARED VOTING POWER

                          497,250

                --------------------------------------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                          None

                --------------------------------------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          497,250

------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                497,250

------------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)(  )

------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                10.2%
------------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                BD
------------------------------------------------------------------------------------------------------------



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CUSIP No. 754438109                                                Page  3 of 18
                               SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              William R. Hambrecht

-----------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (X)
                                                                                  (b) ( )
-----------------------------------------------------------------------------------------------------------
3             SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)

              PF, AF
-----------------------------------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

-----------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
-----------------------------------------------------------------------------------------------------------
              7        SOLE VOTING POWER
NUMBER OF
SHARES                 109,765
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
              ---------------------------------------------------------------------------------------------
              8        SHARED VOTING POWER

                       497,250

              ---------------------------------------------------------------------------------------------
              9        SOLE DISPOSITIVE POWER

                       109,765

              ---------------------------------------------------------------------------------------------
              10       SHARED DISPOSITIVE POWER

                       497,250

-----------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              607,015 (1)

-----------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE

-----------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.5%
-----------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN
-----------------------------------------------------------------------------------------------------------

(1) Mr. Hambrecht has a 24.7% ownership interest in WR Hambrecht & CO. LLC (the "LLC"). The LLC directly owns 497,250 shares of Ravenswood Winery, Inc. Mr. Hambrecht directly owns 109,765 shares of Ranvenswood Winery, Inc. Mr. Hambrecht disclaims beneficial ownership of all the shares of Ravenswood Winery, Inc. held directly by the LLC other than with respect to 122,821 shares represented by his proportionate ownership interest in the LLC.

CUSIP No. 754438109                                                Page  4 of 18

                            Statement on Schedule 13D

      This  Amendment  No. 1 amends and  supplements  the initial  Statement  on
Schedule 13D of WR Hambrecht & Co. LLC ("LLC") filed with the Securities and Exchange Commission on November 3, 1999 with respect to the beneficial ownership by the LLC of shares of common stock, $0.001 par value per share ("Common Stock"), of Ravenswood Winery, Inc., a California corporation ("Issuer"). The filing of this Amendment No. 1 is occasioned by the purchase of 10,000 shares as described in Item 5(c) below. Except as set forth below, the information contained in the Original Statement is unchanged.

      To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of the LLC or Mr. Hambrecht.

ITEM 1.     SECURITY AND ISSUER.

      The Original Statement, as amended by the Amendment No. 1 ("Amended Statement"), relates to shares of the Common Stock, no par value, of the Issuer. The address of the Issuer's principal executive offices is 18701 Gehricke Road, Sonoma, California 95476.

ITEM 2.     IDENTITY AND BACKGROUND.

      The Amended Statement is being filed jointly by William R. Hambrecht and the LLC.

      (a)   (i)   WR Hambrecht & Co. LLC.

            (ii)  William R. Hambrecht.

      (b)   (i)   The LLC's principal business  address is 550 15th Street,  San
            Francisco, CA 94103. (ii) Mr. Hambrecht's principal address is 550 15th Street, San Francisco, CA 94103.

      (c)   (i)   The LLC is a Broker/Dealer.
            (ii)  Mr. Hambrecht is the sole Manager of the LLC.

      (d)   During the past five  years,  neither the LLC or Mr.  Hambrecht  has
            been  convicted  in  a  criminal   proceeding   (excluding   traffic
            violations or similar misdemeanors).

      (e) During the past five years, neither the LLC or Mr. Hambrecht has been party to a civil proceeding of a judicial or administrative


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CUSIP No. 754438109                                                Page  5 of 18


            body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

      (f)   (i) The LLC is organized under the laws of the State of Delaware.
            (ii) Mr. Hambrecht is a citizen of the United States of America.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Working Capital of the LLC and personal funds of Mr. Hambrecht.

ITEM 4.     PURPOSE OF TRANSACTION.

      The acquisitions of Common Stock by the LLC were made as long-term investments of the LLC or in its role as a market maker of the Issuer. The acquisitions of Common Stock by Mr. Hambrecht were made as long-term investments. Except as noted below, neither Mr. Hambrecht nor the LLC has any present plans or proposals that relate to or would result in or cause:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b)   an   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;


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CUSIP No. 754438109                                                Page  6 of 18


      (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   any action similar to any of those enumerated above.

      The filing persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) According to the Issuer, there were 4,855,053 shares of Common Stock outstanding as of February 8, 2000. The LLC currently directly owns 497,250 shares of the Issuer's Common Stock, representing 10.2% of the outstanding Common Stock. Mr. Hambrecht currently directly owns 109,765 shares of Common Stock of the Issuer. Mr. Hambrecht, as the sole Manager of the LLC, has indirect beneficial ownership of the 497,250 shares of Common Stock owned by the LLC. Mr. Hambrecht also has a 24.7% ownership interest in the corporation that owns 100% of the LLC. Accordingly, Mr. Hambrecht disclaims beneficial ownership of all shares of the Issuer held by the LLC other than with respect to 122,821 shares represented by his proportionate ownership interest in the LLC.

      (b) The LLC and Mr. Hambrecht each have shared voting power and dispositive power over the 497,250 shares of Common Stock held by the LLC.

      (c) Except as set forth below, neither Mr. Hambrecht nor the LLC has effected any transaction involving the Issuer's Common Stock during the 60 days prior to the date of this Amended Statement.

      Subsequent to March 26, 1999, the LLC or Mr. Hambrecht made the following open market purchases of Common Stock (items 18 through 118, 120 through 129, 131 through 150, 153 through 158, 161 and 164 were purchases or sales made by the LLC in its capacity as market maker for the Common Stock and are a net of all market making transactions for that day with an average price)(all dates


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CUSIP No. 754438109                                                Page  7 of 18


shown are settlement dates except in items 1 through 14, 116 and 127):

      1. Purchase of 40,000 shares of Common Stock on April 14, 1999 at $10.7143 per share;

      2. Purchase of 40,000 shares of Common Stock on April 15, 1999 at $10.6250 per share;

      3. Purchase of 5,000 shares of Common Stock on April 16, 1999 at $10.6250 per share;

      4. Purchase of 15,000 shares of Common Stock on April 17, 1999 at $10.6250 per share;

      5. Purchase of 2,038 shares of Common Stock on April 21, 1999 at $10.6258 per share;

      6. Purchase of 20,000 shares of Common Stock on April 29, 1999 at $10.6883 per share;

      7. Purchase of 78,481 shares of Common Stock on May 3, 1999 at $10.5000 per share;

      8. Purchase of 10,000 shares of Common Stock on May 4, 1999 at $10.6265 per share;

      9. Purchase of 14,481 shares of Common Stock on May 7, 1999 at $10.6260 per share;

      10. Purchase ,of 25,000 shares of Common Stock on May 10, 1999 at $10.6256 per share;

      11. Purchase of 25,000 shares of Common Stock on May 11, 1999 at $10.5631 per share;

      12. Purchase of 25,000 shares of Common Stock on May 13, 1999 at $10.5631 per share;

      13. Purchase of 25,000 shares of Common Stock on May 24, 1999 at $10.5831 per share;

      14. Purchase of 10,000 shares of Common Stock on May 25, 1999 at $10.6265 per share;

      15. Purchase of 15,000 shares of Common Stock on May 27, 1999 at $10.5635 per share;

      16. Purchase of 30,000 shares of Common Stock on May 28, 1999 at $10.5630 per share;

      17. Purchase of 15,000 shares of Common Stock on June 3, 1999 at $10.5635 per share;


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CUSIP No. 754438109                                                Page  8 of 18


      18. Purchase of 1,700 shares of Common Stock on June 14, 1999 at $10.5700 per share;

      19. Purchase of 6,900 shares of Common Stock on June 15, 1999 at $7.6993 per share;

      20. Purchase of 7,200 shares of Common Stock on June 16, 1999 at $10.6906 per share;

      21. Purchase of 3,000 shares of Common Stock on June 17, 1999 at $10.6257 per share;

      22. Purchase of 900 shares of Common Stock on June 18, 1999 at $10.6317 per share;

      23. Purchase of 3,800 shares of Common Stock on June 21, 1999 at $10.7548 per share;

      24. Purchase of 1,400 shares of Common Stock on June 24, 1999 at $10.6294 per share;

      25. Purchase of 200 shares of Common Stock on June 25, 1999 at $10.6552 per share;

      26. Purchase of 3,400 shares of Common Stock on June 28, 1999 at $10.6285 per share;

      27. Purchase of 2,000 shares of Common Stock on June 30, 1999 at $10.5656 per share;

      28. Purchase of 200 shares of Common Stock on July 1, 1999 at $10.5927 per share;

      29. Purchase of 2,400 shares of Common Stock on July 2, 1999 at $10.5309 per share;

      30. Purchase of 400 shares of Common Stock on July 6, 1999 at $10.5151 per share;

      31. Purchase of 6,000 shares of Common Stock on July 7, 1999 at $10.5011 per share;

      32. Purchase of 2,800 shares of Common Stock on July 9, 2000 at $10.5022 per share;

      33. Purchase of 3,500 shares of Common Stock on July 12, 1999 at $10.5018 per share;

      34. Purchase of 4,000 shares of Common Stock on July 13, 1999 at $10.5046 per share;

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CUSIP No. 754438109                                                Page  9 of 18


      35. Purchase of 10,600 shares of Common Stock on July 14, 1999 at $10.5006 per share;

      36. Purchase of 5,000 shares of Common Stock on July 15, 1999 at $10.5037 per share;

      37. Purchase of 8,600 shares of Common Stock on July 16, 1999 at $10.5015 per share;

      38. Purchase of 9,100 shares of Common Stock on July 19, 1999 at $10.5020 per share;

      39. Sale of 200 shares of Common Stock on July 20, 1999 at $10.5302 per share;

      40. Purchase of 8,000 shares of Common Stock on July 21, 1999 at $10.5008 per share;

      41. Purchase of 10,000 shares of Common Stock on July 23, 1999 at $10.5006 per share;

      42. Sale of 835 shares of Common Stock on July 27, 1999 at $27.2012 per share;

      43. Purchase of 2,430 shares of Common Stock on July 28, 1999 at $10.5050 per share;

      44. Purchase of 500 shares of Common Stock on July 29, 1999 at $10.5121 per share;

      45. Purchase of 10,000 shares of Common Stock on August 2, 1999 at $10.5006 per share;

      46. Purchase of 5,000 shares of Common Stock on August 3, 1999 at $10.5013 per share;

      47. Purchase of 5,000 shares of Common Stock on August 4, 1999 at $10.5013 per share;

      48. Purchase of 5,000 shares of Common Stock on August 6, 1999 at $10.5013 per share;

      49. Purchase of 6,100 shares of Common Stock on August 9, 1999 at $10.5020 per share;

      50. Purchase of 1,800 shares of Common Stock on August 10, 1999 at $10.5067 per share;

      51. Sale of 244 shares of Common Stock on August 13, 1999 at $11.1073 per share;


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CUSIP No. 754438109                                                Page 10 of 18


      52. Sale of 1,700 shares of Common Stock on August 16, 1999 at $10.5854 per share;

      53. Purchase of 2,100 shares of Common Stock on August 17, 1999 at $10.5029 per share;

      54. Purchase of 1,200 shares of Common Stock on August 19, 1999 at $10.5051 per share;

      55. Sale of 1,800 shares of Common Stock on August 23, 1999 at $10.5965 per share;

      56. Purchase of 1,400 shares of Common Stock on August 24, 1999 at $10.6337 per share;

      57. Sale of 900 shares of Common Stock on August 27, 1999 at $10.5416 per share;

      58. Purchase of 200 shares of Common Stock on August 31, 1999 at $10.5302 per share;

      59. Purchase of 800 shares of Common Stock on September 1, 1999 at $10.5151 per share;

      60. Purchase of 5,000 shares of Common Stock on September 3, 1999 at $10.5013 per share;

      61. Purchase of 3,000 shares of Common Stock on September 8, 1999 at $10.5021 per share;

      62. Purchase of 10,378 shares of Common Stock on September 9, 1999 at $10.5012 per share;

      63. Purchase of 20,126 shares of Common Stock on September 10, 1999 at $10.5003 per share;

      64. Purchase of 500 shares of Common Stock on September 13, 1999 at $10.5121 per share;

      65. Purchase of 4,325 shares of Common Stock on September 14, 1999 at $10.5929 per share;

      66. Purchase of 100 shares of Common Stock on September 16, 1999 at $10.6853 per share;

      67. Purchase of 6,628 shares of Common Stock on September 17, 1999 at $10.6269 per share;

      68. Purchase of 2,000 shares of Common Stock on September 20, 1999 at $10.6281 per share;


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CUSIP No. 754438109                                                Page 11 of 18


      69. Purchase of 9,110 shares of Common Stock on September 22, 1999 at $10.5721 per share;

      70. Purchase of 3,800 shares of Common Stock on September 23, 1999 at $10.6266 per share;

      71. Purchase of 53 shares of Common Stock on September 28, 1999 at $10.7389 per share;

      72. Purchase of 100 shares of Common Stock on September 29, 1999 at $10.6853 per share;

      73. Purchase of 1,800 shares of Common Stock on September 30, 1999 at $10.7565 per share;

      74. Purchase of 2,829 shares of Common Stock on October 1, 1999 at $10.7239 per share;

      75. Purchase of 2,600 shares of Common Stock on October 5, 1999 at $10.6105 per share;

      76. Sale of 100 shares of Common Stock on October 6, 1999 at $10.6893 per share;

      77. Purchase of 600 shares of Common Stock on October 8, 1999 at $10.6351 per share;

      78. Purchase of 15 shares of Common Stock on October 12, 1999 at $11.0273 per share;

      79. Purchase of 1,200 shares of Common Stock on October 13, 1999 at $10.6351 per share;

      80. Purchase of 285 shares of Common Stock on October 18, 1999 at $10.5836 per share;

      81. Purchase of 5,936 shares of Common Stock on October 19, 1999 at $10.5021 per share;

      82. Purchase of 15,500 shares of Common Stock on October 20, 1999 at $10.5008 per share;

      83. Purchase of 700 shares of Common Stock on October 21, 1999 at $10.5086 per share;

      84. Purchase of 500 shares of Common Stock on October 25, 1999 at $10.5121 per share;

      85. Purchase of 8,311 shares of Common Stock on October 26, 1999 at $10.5015 per share;


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CUSIP No. 754438109                                                Page 12 of 18


      86. Sale of 100 shares of Common Stock on October 27, 1999 at $10.5643 per share;

      87. Purchase of 3,500 shares of Common Stock on October 28, 1999 at $10.5018 per share;

      88. Purchase of 3,100 shares of Common Stock on October 29, 1999 at $10.5020 per share;

      89. Purchase of 30,980 shares of Common Stock on November 1, 1999 at $10.5004 per share;

      90. Purchase of 2,520 shares of Common Stock on November 4, 1999 at $10.5096 per share;

      91. Purchase of 1,900 shares of Common Stock on November 5, 1999 at $10.5095 per share;

      92. Purchase of 500 shares of Common Stock on November 6, 1999 at $10.3981 per share;

      93. Purchase of 5,000 shares of Common Stock on November 12, 1999 at $10.5013 per share;

      94. Purchase of 50 shares of Common Stock on November 15, 1999 at $10.6206 per share;

      95. Sale of 10,350 shares of Common Stock on November 16, 1999 at $10.6855 per share;

      96. Purchase of 700 shares of Common Stock on November 17, 1999 at $10.6961 per share;

      97. Purchase of 1,000 shares of Common Stock on November 23, 1999 at $10.8311 per share;

      98. Sale of 10,000 shares of Common Stock on November 24, 1999 at $10.6869 per share;

      99. Sale of 10,000 shares of Common Stock on November 26, 1999 at $10.8714 per share;

      100. Purchase of 5,350 shares of Common Stock on December 2, 1999 at $10.5816 per share;

      101. Purchase of 5,400 shares of Common Stock on December 3, 1999 at $10.5637 per share;

      102. Purchase of 2,100 shares of Common Stock on December 6, 1999 at $10.5683 per share;


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CUSIP No. 754438109                                                Page 13 of 18


      103. Purchase of 3,800 shares of Common Stock on December 7, 1999 at $10.5659 per share;

      104. Purchase of 1,000 shares of Common Stock on December 8, 1999 at $10.5646 per share;

      105. Purchase of 403 shares of Common Stock on December 8, 1999 at $10.5614 per share;

      106. Purchase of 8,160 shares of Common Stock on December 14, 1999 at $10.5015 per share;

      107. Purchase of 2,875 shares of Common Stock on December 17, 1999 at $10.5021 per share;

      108. Purchase of 350 shares of Common Stock on December 21, 1999 at $10.5141 per share;

      109. Purchase of 8,115 shares of Common Stock on December 23, 1999 at $10.5014 per share;

      110. Purchase of 1,500 shares of Common Stock on December 26, 1999 at $10.5027 per share;

      111. Purchase of 24,600 shares of Common Stock on December 30, 1999 at $10.5005 per share;

      112. Purchase of 1,000 shares of Common Stock on December 31, 1999 at $10.5041 per share;

      113. Purchase of 100 shares of Common Stock on January 4, 2000 at $10.5403 per share;

      114. Purchase of 4,379 shares of Common Stock on January 6, 2000 at $10.5019 per share;

      115. Purchase of 1,900 shares of Common Stock on January 7, 2000 at $10.5022 per share;

      116. Purchase of 2,103 shares of Common Stock on January 10, 2000 at $10.5020 per share;

      117. Purchase of 2,000 shares of Common Stock on January 11, 2000 at $10.5021 per share;

      118. Sale of 252,700 shares of Common Stock on January 12, 2000 at $10.5299 per share;

      119. Purchase of 255,000 shares of Common Stock on January 12, 2000 at $10.5300 per share;


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CUSIP No. 754438109                                                Page 14 of 18


      120. Purchase of 200 shares of Common Stock on January 13, 2000 at $10.5827 per share;

      121. Purchase of 400 shares of Common Stock on January 25, 2000 at $10.5046 per share;

      122. Purchase of 130 shares of Common Stock on January 27, 2000 at $10.5310 per share;

      123. Sale of 7,033 shares of Common Stock on February 1, 2000 at $10.5018 per share;

      124. Purchase of 10,000 shares of Common Stock on February 7, 2000 at $10.5004 per share;

      125. Sale of 5,000 shares of Common Stock on February 9, 2000 at $10.6216 per share;

      126. Purchase of 780 shares of Common Stock on February 15, 2000 at $10.6353 per share;

      127. Sale of 11,700 shares of Common Stock on February 15, 2000 at $10.6364 per share;

      128. Purchase of 100 shares of Common Stock on February 16, 2000 at $10.6653 per share;

      129. Sale of 1,000 shares of Common Stock on February 16, 2000 at $10.7456 per share;

      130. Sale of 175,000 shares of Common Stock on February 16, 2000 at $10.7496 per share;

      131. Purchase of 54,565 shares of Common Stock on February 16, 2000 at $11.0625 per share;

      132. Sale of 5,000 shares of Common Stock on February 17, 2000 at $10.6841 per share;

      133. Purchase of 200 shares of Common Stock on February 17, 2000 at $11.0625 per share;

      134. Sale of 84,225 shares of Common Stock on February 22, 2000 at $10.6250 per share;

      135. Purchase of 1,700 shares of Common Stock on February 23, 2000 at $11.0625 per share;

      136. Purchase of 35 shares of Common Stock on February 25, 2000 at $11.0626 per share;

CUSIP No. 754438109                                                Page 15 of 18


      137. Purchase of 5,500 shares of Common Stock on February 28, 2000 at $11.0625 per share;

      138. Purchase of 317 shares of Common Stock on February 29, 2000 at $11.2500 per share;

      139. Purchase of 7,500 shares of Common Stock on March 1, 2000 at $10.8750 per share;

      140. Sale of 400 shares of Common Stock on March 2, 2000 at $11.1871 per share;

      141. Purchase of 1,600 shares of Common Stock on March 3, 2000 at $10.8750 per share;

      142. Purchase of 3,800 shares of Common Stock on March 7, 2000 at $10.6513 per share;

      143. Purchase of 2,000 shares of Common Stock on March 9, 2000 at $10.6250 per share;

      144. Purchase of 24 shares of Common Stock on March 10, 2000 at $10.6250 per share;

      145. Purchase of 6,500 shares of Common Stock on March 17, 2000 at $10.6250 per share;

      146. Sale of 100 shares of Common Stock on March 20, 2000 at $10.8746 per share;

      147. Purchase of 21,400 shares of Common Stock on March 27, 2000 at $10.5222 per share;

      148. Purchase of 300 shares of Common Stock on March 29, 2000 at $10.5001 per share;

      149. Purchase of 1,500 shares of Common Stock on April 3, 2000 at $10.5000 per share;

      150. Purchase of 7,500 shares of Common Stock on April 4, 2000 at $10.3750 per share;

      151. Purchase of 300 shares of Common Stock on April 6, 2000 at $10.5000 per share;

      152. Purchase of 6,100 shares of Common Stock on April 14, 2000 at $10.5000 per share;

      153. Purchase of 50 shares of Common Stock on April 24, 1999 at $10.5625 per share;

CUSIP No. 754438109                                                Page 16 of 18

      154. Sale of 100 shares of Common Stock on April 24, 1999 at $10.6250 per share;

      155. Sale of 100 shares of Common Stock on April 25, 1999 at $10.6875 per share;

      156. Sale of 200 shares of Common Stock on April 25, 1999 at $10.6250 per share;

      157. Sale of 200 shares of Common Stock on April 25, 1999 at $10.6250 per share;

      158. Sale of 5,700 shares of Common Stock on April 25, 1999 at $10.7344 per share;

      159. Sale of 241 shares of Common Stock on April 25, 2000 at $10.6875 per share;

      160. Sale of 1,000 shares of Common Stock on April 26, 2000 at $10.6875 per share;

      161. Sale of 5,000 shares of Common Stock on April 27, 1999 at $10.6250 per share;

      162. Purchase of 50 shares of Common Stock on April 27, 2000 at $10.5625 per share; and

      163. Sale of 100 shares of Common Stock on April 27, 2000 at $10.6250 per share.

      164. Sale of 200 shares of Common Stock on May 1, 1999 at $10.6250 per share;

      (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

      (e)  Item 5(e) is not applicable to this Amended Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

CUSIP No. 754438109                                                Page 17 of 18

      Exhibit A - Joint Filing Agreement dated as of May 4, 2000.

CUSIP No. 754438109                                                Page 18 of 18

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2000


                              /s/William R. Hambrecht
                              -------------------------
                              William R. Hambrecht


                              WR Hambrecht & Co. LLC


                              By: William R. Hambrecht,
                              Manager

                              /s/William R. Hambrecht
                              -------------------------
                              William R. Hambrecht

                                    EXHIBIT A

                             Joint Filing Agreement

      William R. Hambrecht and WR Hambrecht & Co. LLC ("Filing Persons") hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the common stock, $0.001 par value per share, of Ravenswood Winery, Inc., a California corporation, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1943, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Person if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

      IN WITNESS WHEREOF, the undersigned have set their hands this 4th day of May, 2000.

                              /s/William R. Hambrecht
                              ---------------------------
                              William R. Hambrecht


                              WR Hambrecht & Co. LLC

                              By: William R. Hambrecht,
                              Manager

                              /s/William R. Hambrecht
                              ---------------------------
                              William R. Hambrecht